

February 11, 2013

<u>Via E-Mail</u>
Mr. Douglas P. Zolla
President
Top to Bottom Pressure Washing, Inc.
6371 Business Boulevard, Suite 200
Sarasota, FL 34240

> **Re: Top to Bottom Pressure Washing, Inc.**
> **Pre-effective Amendment 2 to Registration Statement on Form S-1**
> **Filed January 30, 2013**
> **File No. 333-185174**

Dear Mr. Zolla:

We reviewed the above-captioned filing and have the following comments.

<u>General</u>

1. In our letters issued to date on this registration statement, we have outlined a pattern
    of behavior in companies that Mr. Daniels is associated with that raise serious
    concerns about the methods by which these entities obtain effectiveness of a
    Securities Act registration statement and the activities these companies engage in
    subsequent to obtaining status as a reporting company under the Exchange Act. As
    we have indicated in our letters dated December 21, 2012 and January 23, 2013, an
    analysis of the current and quarterly reports of Court Document Services, Inc. and
    Quality WallBeds, Inc. shows that neither entity took steps toward furthering the
    execution of the business plans they disclosed in their respective registration
    statements. Instead, less than three months after effectiveness, both companies, now
    known as ChinAmerica Andy Movie Entertainment Media Co**.** and Sichuan Leaders
    Petrochemical Company, reported changes in management and the discontinuation of
    their previously-disclosed business models.

    The activities of Court Document Services, Inc. and Quality WallBeds, Inc.
    demonstrate that, in each case, the promoters purported to utilize financially-viable,
    locally-owned businesses as a way to circumvent characterization as a development
    stage, shell, or blank check company and the resultant scrutiny associated with such
    designations. In light of the participation of the same players involved with Court
    Document Services, Inc. and Quality WallBeds, Inc., namely, Mr. Daniels and Ms.
    Harrison, and consistent with the mandate contained in SEC Release 33-6932 (April
    28, 1992), we believe that Top to Bottom Pressure Washing, Inc. is yet another

company that is seeking to obtain effectiveness of a Securities Act registration statement but lacks a bona fide intention to implement or execute its disclosed business plan. As a result, your transaction is commensurate in scope with the uncertainty ordinarily associated with a blank check company and should comply with Rule 419. Please revise.

You may contact Tracey L. McKoy, Staff Accountant, at (202) 551-3772 or Terence S. O'Brien, Accounting Branch Chief, at (202) 551-3355 if you have questions about comments on the financial statements and related matters. You may contact Edward M. Kelly, Esq. at (202) 551-3728 or me at (202) 551-3397 with any other questions.

Sincerely,

/s/ Jay Ingram

Jay Ingram
Legal Branch Chief